Exhibit 99.3

Template for notification and public disclosure of transactions by persons discharging manage-rial responsibilities and persons closely associated with them

1. Details of the person discharging managerial responsibilities/person closely associated

a) Name Adam Steensberg

2.       Reason for the notification

a) Position/status EVP, Chief Medical and Development Officer in Zealand Pharma A/S

b) Initial notification/Amend- Initial notification

ment

3.       Details of the issuer, emission allowance market participant, auction platform, auctioneer or auc-

tion monitor

a) Name Zealand Pharma A/S, CVR-no. 20045078

b) LEI[1] 549300ITBB1ULBL4CZ12

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial Shares

instrument, type of instru-

ment

Identification code DK0060257814

b) Nature of the transaction Sale of shares

c)       Price(s) and volume(s)

Price(s) Volume(s)

DKK 215,9 18.158

d)       Aggregated information

- Aggregated volume DKK 3.920.584,57

- Price

e) Date of the transaction 03 April 2020

f) Place of the transaction Nasdaq Copenhagen A/S